May 17, 2006

Via U.S. Mail

Alex Mashinsky
c/o Governing Dynamics Investments, LLC
510 Berkeley Square
Memphis, TN  38120

      Re: 	Arbinet-thexchange, Inc.
Response letter dated May 12, 2006 regarding Definitive Additional
Materials
Filed May 4, 2006 by Alex Mashinsky and Robert A. Marmon
      File No. 000-51063

Dear Mr. Mashinsky:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Additional Definitive Materials

1. We note your response to our comment letter dated May 5, 2006. Your support for the statement you make that "top management of the
Company - Curt Hockemeier and Anthony Craig - just last week received over $3,600,000 in `extra` compensation by purchasing over 430,000 shares of stock (1.7% of the Company) for $.16 (sixteen cents!) per share..." goes to the numerical values you present here but it does go to the context in which you have presented this statement. Specifically, you characterize the option grant as "extra" compensation and "bonus" option consideration thereby implying that the individuals were just granted the shares when, in fact, the exercise of the underlying option relates to a historical grant and, therefore, likely relates to past performance. Without providing this context, readers might be led to believe that the company recently granted these options at a strike price significantly under the recent closing price of the common stock and that the company had something to do with the recent receipt of proceeds when the exercise of these options is not within the company`s control. Please revise to remove this implication.

2. Provide additional support and context for the statement that Mr.
Mashinsky is "just full of nutty ideas." Your indication that it was said to Mr. Marmon by management is insufficient without providing additional context. Further, your indication that the inclusion of the statement was "intended to show the current CEO`s view of Mr. Mashinsky" is not consistent with the context in which the statement was made, considering it is followed up by "[w]e are not aware of any technology patents written by Mr. Hockemeier." Please revise.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

			Sincerely,


			Mara L. Ransom
			Special Counsel
			Office of Mergers and
	Acquisitions

cc via facsimile at (212) 822-5735:

Roland Hlawaty, Esq.
Milbank, Tweed, Hadley & McCloy LLP
Arbinet-thexchange, Inc.
May 17, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE